FTI Consulting 500 East Pratt Street Suite 1400 Baltimore, MD 21202 410.951.4800 main 410.951.4895 fax www.fticonsulting.com

May 10, 2011

VIA EDGAR

Mr. Tom Kluck

Ms. Sandra B. Hunter

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FTI Consulting, Inc.
Registration Statement on Form S-4
Filed March 25, 2011
File No. 333-173096

Dear Mr. Kluck and Ms. Hunter:

We have reviewed your letter dated April 8, 2011 (the “Comment Letter”) by which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments to the registration statement on Form S-4 (the “Registration Statement”) filed by FTI Consulting, Inc. (the “Company”) on March 25, 2011. This letter sets forth the Company’s responses to the Staff’s comments (numbered paragraphs correspond to the Comment Letter).

General

1.	We note you have submitted an application for confidential treatment. Please note that we will not be in a position to clear your registration statement on Form S-4 until your application for confidential treatment has been resolved.

RESPONSE: The Company acknowledges that its application for confidential treatment must be resolved prior to the effectiveness of the Registration Statement. The Company looks forward to the Staff’s processing of its application for confidential treatment and will promptly respond to any questions raised by the Staff concerning the application.

2.

We note that you are registering the 6 3/4% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Mr. Tom Kluck and Ms. Sandra B. Hunter

May 10, 2011

RESPONSE: Contemporaneously with the submission of this letter, the Company and Attenex Corporation, Compass Lexecon LLC, Competition Policy Associates, Inc., FD MWA Holdings Inc., FD U.S. Communications, Inc., FTI, LLC, FTI Consulting LLC, FTI General Partner LLC, FTI Hosting LLC, FTI International LLC, FTI Investigations, LLC, FTI SMG LLC and FTI Technology LLC (collectively, the “Subsidiary Guarantors” and, together with the Company, the “Registrants”) are filing a supplemental letter stating that the Registrants are registering the exchange offer in reliance on the Commission’s position contained in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

*        *        *

Mr. Tom Kluck and Ms. Sandra B. Hunter

May 10, 2011

The Company believes that the information contained in this letter, together with the supplemental letter, is responsive to the Staff’s comments set forth in the Comment Letter.

Should you have any questions, please contact Joanne F. Catanese, Associate General Counsel and Corporate Secretary of the Company at (410) 951-4867 or joanne.catanese@fticonsulting.com.

Very truly yours,

/s/ Eric B. Miller
Eric B. Miller Executive Vice President, General Counsel and Chief Ethics Officer

cc:	Christopher M. Kelly, Esq. (Jones Day)